UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 18, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Antigenics, Inc.

File No. 000-29089 - CF#23984

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Antigenics, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 10, 2009.

Based on representations by Antigenics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 4.1	through August 30, 2011
Exhibit 10.4	through May 1, 2010
Exhibit 10.5	through March 18, 2019
Exhibit 10.6	through March 18, 2019
Exhibit 10.7	through May 24, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel